UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION

UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-27663

Issuer: Sify Technologies Limited

Exchange: NASDAQ Capital Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

TIDEL Park, 2nd Floor

4, Rajiv Gandhi Salai

Taramani, Chennai 600 113 India

(91) 44-2254-0770, Fax (91) 44 -2254 0771

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Subscription Rights to purchase American Depositary Shares

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654 (03-06)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sify Technologies Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

June 7, 2024	By: /s/ M P Vijay Kumar	Chief Financial Director and Whole time director
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